March 14, 2008

Ms. Linda Cvrkel

Branch Manager

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 001-33091

Dear Ms. Cvrkel:

Set forth below are the responses of GateHouse Media, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 8, 2008, to Mr. Michael E. Reed, Chief Executive Officer of the Company.

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the quarterly period ended September 30, 2007

General

1.	Comment: We note that your common share price and your overall market capitalization have significantly declined during the interim periods since the completion of your fiscal year ended December 31, 2006. We also note that your total market capitalization of approximately $500 million at December 31, 2007 is significantly below your book value at September 30, 2007 and your book value at this date include a significant amount of goodwill and other intangible assets, which aggregated approximately $1.7 billion at September 30, 2007. This decline in your market capitalization may be indicative of a potential impairment of the Company’s recorded investment in its intangible assets and goodwill.

Given this significant decline in market capitalization during 2007, please address the following matters with respect to your most recent impairment analysis for indefinite lived intangible assets and goodwill:

•

We note that you have performed your annual impairment analysis for goodwill and intangible assets with indefinite lives on June 30, 2007. In this regard, please explain the method(s) and provide us with a summary of material relevant facts, assumptions and estimates you used in your impairment analysis for each of your various reporting units and further explain to us why you concluded that no impairment of goodwill or indefinite lives intangible assets was necessary for the respective period.

•

Please indicate if you plan to perform or have performed an impairment analysis in the fourth quarter of the fiscal year ended December 31, 2007. If you believe you are not required to perform an updated impairment analysis in the fourth quarter of fiscal year ended December 31, 2007, please provide us with your basis for your conclusion. Your response should address how you overcome the fact that over fifty percent of your stock trading-value has been lost in the past year and your market capitalization is significantly below your current book value at December 31, 2007.

•

If an updated impairment analysis was performed after your initial June 30, 2007 impairment analysis, please provide us with a summary of the results of the most recently completed impairment analysis.

•

Given the significant disparity between your current market capitalization and your book value, please explain the facts and circumstances which management believes are responsible for the significant disparity between your market capitalization and the book value of your equity.

Assuming a satisfactory response to the above matters, please significantly expand the “critical accounting policies” discussion in the MD&A to address the matters noted above. Your revised discussion should include, but not be limited to, a discussion of the significant decline in your market capitalization which has occurred over the past year and should also include, if applicable, a discussion as to why management does not believe this decline in market capitalization is indicative of an impairment to your recorded investments in indefinite lived intangible assets and goodwill.

Response: The methods and significant assumptions used in performing our impairment analysis with respect to our recorded indefinite lived intangible assets, which consist of goodwill and mastheads, are consistent with the guidance provided in SFAS No. 142. Specifically, as disclosed in Note 1 to our consolidated financial statements under the caption “Goodwill and Intangible Assets”, we have performed our impairment analysis on each of our reporting units which represent each of our geographic regions.

Goodwill

SFAS No. 142, paragraphs 23 to 25 provide a hierarchy of factors to be used in determining the fair value utilized in a goodwill impairment test. Quoted market prices in active markets are described as the best measure of fair value, when available. If quoted market prices are not available, an estimate of fair value should be based on the best information available, including prices of similar assets and liabilities and the results of using other valuation techniques.

As quoted market prices are not available on a reporting unit basis, we consider present value of cash flows techniques and similar market transactions to be the best available techniques with which to estimate the fair value of our reporting units. Calculating the fair value of a reporting unit requires significant estimates and assumptions by the Company. In applying this methodology, the Company relies on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. The discount rate selected was a risk adjusted market weighted average cost of capital (WACC).

June 30, 2007 Impairment Analysis

The chart below summarizes the results of the June 30, 2007 goodwill impairment analysis:

Goodwill Analysis at June 30, 2007

($’s in millions)

Reporting Unit	Carrying Value	Fair Value	Excess
Western	$213.2	$289.4	$76.2
Northern Midwest	155.7	215.2	59.5
Southern Midwest	130.1	151.2	21.1
Atlantic	118.1	152.3	34.2
Northeast	483.3	723.6	240.4
Copley	400.0	580.7	180.7
Gannett	332.9	458.0	125.1
Southwest	94.2	146.2	52.0

Total	$1,927.5	$2,716.6

As of June 30, 2007, our analysis of discounted cash flows by reporting unit resulted in amounts that exceeded the carrying value of the recorded net assets. In accordance with paragraph 19 of SFAS No. 142, “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.” It is on this basis that we concluded that our recorded goodwill was not impaired as of June 30, 2007.

Additionally, our stock price at and around June 30, 2007 was approximately $19 and further confirmed our discounted cash flow analysis. Subsequently, on July 23, 2007, the Company announced the closing of its follow-on public offering of 18.7 million shares of its common stock, including 1.7 million shares sold pursuant to the exercise by the underwriters of their option, at a public offering price of $18.45 per share.

Enterprise Value Reconciliation

At June 30, 2007

($’s in millions, except share data)

Market Capitalization:
Outstanding Shares	39,169,840
Closing Price 6/29/07	18.55

Total Market Capitalization	$726.6
Debt:
Long Term Debt	$1,495.0
Less: Cash on Hand	(18.0)

Net Debt	$1,477.0
Total Enterprise Value	$2,203.6
Fair Value of Reporting Units	2,716.8

Implied Excess Value	$513.2

Market Capitalization as of December 31, 2007

Below are certain of the facts and circumstances which management believes are responsible for the disparity between our market capitalization and the book value of our equity in the fourth quarter of 2007.

While our assets continue to perform and generate cash flows within an expected range, we believe a significant portion of the decline in our equity value relates to several factors including: (1) market wide recessionary fears which has a direct negative impact on advertising based businesses such as ours, (2) continued pressure on the metro oriented newspaper companies that has caused investors to take a negative view of our broad industry, despite the fact that we believe we are not directly comparable to our metro oriented peers, (3) the perception by investors that the capital markets are closed to us and that we will not have access to capital thereby potentially affecting our ability to grow, and (4) lackluster performance of non newspaper companies such as yellow pages directories, radio and outdoor advertising companies who also derive their revenue from local advertisers.

In addition to macro trends affecting the advertising industry, several of our investors were heavily weighted in yield stocks and funds. As a result of turmoil in the credit markets in the latter half of 2007, they had redemptions in their funds. These investors found themselves in the position of holding mortgage related assets in addition to our and other yield stocks. They had to resort to selling our stock since many of their other holdings did not have a ready market to convert the investments to cash. This has put a great deal of negative volume and price pressure on the stock unrelated to the Company fundamentals. Moreover, the public float of the Company’s stock is only about 40% of total shares outstanding, with 60% of the stock owned by our 4 largest shareholders. The small size of our float results in considerable illiquidity as investors try to sell, thereby exacerbating negative pressure on our stock.

The Company’s largest investor, Fortress Investment Group, LLC, and its affiliates (“Fortress”) controlled approximately 58% and 42% of the Company’s stock at June 29, 2007 and December 31, 2007, respectively. SFAS No. 142 indicates that a control premium, the additional amount an acquiring entity is willing to pay for a controlling interest versus the amount an investor would be willing to pay for a non-controlling interest, may cause the fair value of a reporting unit to exceed its market capitalization.

We believe this has two impacts on our share price. First, there is a significant control discount placed upon the market price of our stock and second, sellers in the market are more easily able to negatively affect the price of our stock, due to such a large percentage of shares not being actively traded and the relative illiquidity of our securities.

We believe that our publicly traded peers are not ideal comparables, even though investors have tended to group GateHouse with the general newspaper sector. Our local community newspaper market focus has reduced or deflected the impact on our revenues and operating results of trends that much of the newspaper industry is experiencing. There is a distinct difference between those entities that operate newspapers in major metro markets, as is the case with the preponderance of public companies within our industry, versus our business, which operates primarily in local community markets and focuses on local news.

Major markets generally have greater competition from other newspapers and other forms of existing and evolving media due to their population density and higher exposure to national advertisers who are able to choose from multiple media outlets that are competing for their business. We believe this has significantly impacted current stock prices within our industry and we, as a newspaper company, have had these circumstances and trends being experienced by major metropolitan newspapers unduly attributed to our locally focused operations.

The decline in our stock price and market capitalization is recent and has occurred over a short period of time, primarily in the fourth quarter of 2007, as summarized in the following table. As of September 30, 2007, our implied fair value continued to exceed our total carrying value and there were no other indications of impairment.

Recent Implied Fair Value

(amounts in millions, except share price)

Date	Share Price	Shares	Market Cap	Variable Rate Long Term Debt	Implied Fair Value
7/31/2007	$16.99	57.9	$983.9	$1,195.0	$2,178.9
8/31/2007	13.02	57.9	754.0	1,195.0	1,949.0
9/30/2007	12.75	57.9	738.4	1,195.0	1,933.4
10/31/2007	11.49	57.9	665.4	1,195.0	1,860.4
11/30/2007	8.20	57.9	474.9	1,195.0	1,669.9
12/31/2007	8.78	57.9	508.8	1,195.0	1,703.8

Updated Impairment Analysis

In connection with our updated analysis, we recorded an impairment charge of $226 million, $201 million related to goodwill and $25 million related to other indefinite lived intangibles, as further discussed below.

Given the significant disparity between our market capitalization and our book value, we performed an updated impairment test as of December 31, 2007. Our analysis of discounted cash flows and recent industry transaction multiples for the Southern Midwest, Northeast, Copley and Gannett reporting units resulted in carrying values that exceeded their fair values.

We then compared the implied fair value of these reporting units’ goodwill with the carrying amount of the reporting units’ goodwill, as prescribed by SFAS No. 142. This resulted in a preliminary goodwill impairment charge of approximately $201 million. While our assets continue to perform within our expected range for these reporting units, this impairment relates primarily to the steep decline in our stock price and other market factors.

Our analysis of discounted cash flows and recent industry transaction multiples by reporting unit resulted in amounts that exceeded the carrying value of the recorded net assets for all other reporting units. In accordance with paragraph 19 of SFAS No. 142, “if the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.” It is on this basis that we concluded that our recorded goodwill was not impaired as of December 31, 2007 for these reporting units.

The chart below summarizes the results of the December 31, 2007 step one goodwill impairment analysis:

Step 1 Goodwill Analysis at December 31, 2007

($’s in millions)

Reporting Unit	Carrying Value	Fair Value	Excess/ (Shortfall)
Western	$188.0	$194.1	$6.1
Nothern Midwest	139.7	151.2	11.5
Southern Midwest	116.7	111.4	(5.3)
Atlantic	107.9	123.4	15.5
Northeast	459.9	383.4	(76.5)
Copley	395.5	339.4	(56.1)
Gannett	336.1	278.0	(58.1)
SouthWest	97.0	103.7	6.7
Morris	118.0	131.5	13.5

Total	$1,958.8	$1,816.1

For those reporting units having a carrying value in excess of their fair value, step two of the goodwill impairment test was performed. As part of this analysis, the implied fair value of each reporting unit’s goodwill was compared to the carrying value of the reporting unit’s goodwill. The carrying amount of each reporting unit’s goodwill exceeded the implied fair value and an impairment loss was recorded in the amount of this excess.

Step 2 Goodwill Analysis at December 31, 2007

($’s in millions)

Reporting Unit	Pre Impairment Goodwill	Impairment	Post Impairment Goodwill
Southern Midwest	$71.4	$33.6	$37.8
Northeast	223.1	79.8	143.3
Copley	169.9	52.9	117.0
Gannett	146.8	35.2	111.6

Total	$611.2	$201.5	$409.7

Indefinite Lived Intangibles, Other Than Goodwill

The Company performed the June 30, 2007, annual impairment analysis of mastheads at the reporting unit level, which grouped its indefinite lived intangibles assets, other than goodwill, in accordance with EITF 02-7 “Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets.” The relief from royalty method was chosen for testing mastheads for impairment. The key assumptions for this approach include the royalty rate, the projected revenue associated with mastheads and the selected discount rates. Fair values were compared to the carrying values. The discount rate used in the analysis equaled a market WACC. The Company does not believe that its mastheads carry a higher risk profile than other Company assets because of their longevity.

The chart below summarizes the results of the June 30, 2007 impairment analysis:

Indefinite Lived Intangibles at June 30, 2007

Relief from Royalty Fair Value

($’s in millions)

Region	Carrying Value	Relief from Royalty Fair Value	Excess
Western	$24.1	$30.4	$6.2
Northern Midwest	14.9	18.9	4.0
Southern Midwest	11.7	14.9	3.2
Atlantic	12.9	20.8	7.9
Northeast	27.8	37.6	9.8
Copley	34.8	58.9	24.2
Gannett	24.4	34.7	10.4

Total	$150.6	$216.2

As of June 30, 2007, the relief from royalty calculation by reporting unit resulted in an excess of fair value over the masthead carrying value. In accordance with paragraph 17 of SFAS No. 142, if the fair value of an intangible asset exceeds its carrying amount, the intangible asset is considered not impaired. It is on this basis that we concluded that our recorded mastheads were not impaired as of June 30, 2007.

As of December 31, 2007, the relief from royalty calculation by reporting unit resulted in certain reporting units carrying values exceeding their fair values. This resulted in a preliminary masthead impairment charge of approximately $25 million in the fourth quarter. For those mastheads where fair value exceeded their carrying value, no impairment charge was recorded pursuant with paragraph 17 of SFAS No. 142.

The chart below summarizes the results of the December 31, 2007 impairment analysis:

Indefinite Lived Intangibles at December 31, 2007

Pre-Impairment

Relief from Royalty Fair Value

($’s in millions)

Region	Carrying Amount	Relief from Royalty Fair Value	Impairment
Western	$24.1	$20.3	$(3.8)
Nothern Midwest	14.9	12.0	(2.9)
Southern Midwest	12.1	10.2	(1.9)
Atlantic	12.9	12.0	(0.9)
Northeast	27.8	18.8	(9.0)
Copley	34.8	33.7	(1.1)
Gannett	24.4	19.5	(4.9)
Morris	13.5	15.3	—

Total	$164.5	$141.8	$24.5

In future filings we will expand the “critical accounting policies” discussion in the MD&A to address the matters noted above.

Form 10-Q For the quarterly period ended September 30, 2007

Non-GAAP Financial Measure, page 28

2.	Comment: We note your response to our prior comment 6. In this regard, please confirm that in future filings along with making it clear that unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt are financing / interest type charges that you will also provide clear and robust disclosure as to your reason why you consider all the above items as financing / interest type items rather than recurring items not allowed under Item 10(e) or Regulation S-K.

Response: The Company will revise its future filings to clarify that unrealized (gain) loss on derivative instruments and the loss on early extinguishment of debt are financing / interest type charges. We will also provide clear and robust disclosure as to the reasons why we consider these items to be financing / interest rather than recurring items.

Other

3.	Comment: As previously requested in our prior letter dated December 13, 2007, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company also acknowledges that Staff comments or changes to disclosures in the Company’s filings in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings. The Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should members of the Staff have any questions or require any additional information, they should call the undersigned at (585) 598-0032.

Very truly yours,

/s/ Polly Grunfeld Sack
Polly Grunfeld Sack
Vice President, Secretary and General Counsel

cc: Jeffrey Jaramillo, SEC